

16012435

UNITEDSTATES
JRITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
FEB 29 2016
Wasnington DC
404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53565

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WFS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Floor 41
(No. and Street)

Boston (City) Massachusetts (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul G. Martins, (617)-531-3132
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street (Address) Boston (City) Massachusetts (State) 02109 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul G. Martins , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WFS, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public


MATTHEW K. SENEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
May 21, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WFS, LLC

CONTENTS


MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WFS, LLC

We have audited the accompanying financial statements of WFS, LLC which comprise the statements of financial condition as of December 31, 2015 and 2014, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. WFS, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of WFS, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.


MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

The supplemental information contained in Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II: Computation of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III: Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of WFS, LLC's financial statements. The supplemental information is the responsibility of WFS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Boston, MA
February 26, 2016

WFS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2015 AND 2014

Statement of Financial Condition

	2015	2014
Assets		
Cash	$ 71,329	$ 46,689
Deposits with clearing brokers	25,000	25,000
Receivables from non-customers	26,896	14,942
Prepaid expenses	7,467	9,046
Total Assets	$ 130,692	$ 95,677
Liabilities and member's equity		
Liabilities		
Accounts payable and accrued expenses	$ 14,068	$ 13,574
Due to member for administrative services	7,316	12,022
Total Liabilities	21,384	25,596
Member's Equity	109,308	70,081
Total Liabilities and Member's Equity	$ 130,692	$ 95,677

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenue		
Commissions	$ 27,995	$ 56,481
Performance fees	99,918	104,084
Placement fees	29,562	42,060
Rule 12b-1 fees	4,382	5,080
Interest income	9,220	14,902
Trading gain, net	0	1
Total Revenue	$ 171,077	$ 222,608
Expenses		
Wages and commissions	$ 57,960	$ 64,694
Administrative services	116,196	113,740
Clearing and execution fees	18,500	18,279
Audit and accounting fees	13,993	13,751
Regulatory fees and licenses	14,641	9,627
Other operating expenses	60,560	56,696
Total Expenses	281,850	276,787
Net Loss	$ (110,773)	$ (54,179)

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Member's Equity - January 1, 2014	$	124,260
Net Loss		(54,179)
Member's Equity - December 31, 2014	$	70,081
Capital Contributions		150,000
Net Loss		(110,773)
Member's Equity - December 31, 2015	$	109,308

The accompanying notes are an integral part of these financial statements

WFS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Cash Flows from Operating Activities		
Net Loss	$ (110,773)	$ (54,179)
Adjustments to reconcile net loss to net cash provided by (Used in) operating activities:		
(Increase) decrease in:		
Receivables from non-customers	(11,954)	22,625
Prepaid expenses	1,579	(372)
Increase (decrease) in:		
Accounts payable and accrued expenses	494	122
Due to member for administrative services	(4,706)	2,688
Total Adjustments	(14,587)	25,063
Net Cash Used in Operating Activities	(125,360)	(29,116)
Cash Flows from Financing Activities		
Capital Contributions	150,000	0
Net Cashed Provided by Financing Activities	150,000	0
Net Increase (Decrease) in Cash	24,640	(29,116)
Cash, Beginning of Year	46,689	75,805
Cash, End of Year	$ 71,329	$ 46,689

The accompanying notes are an integral part of these financial statements

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WFS, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a Delaware Limited Liability Company that is wholly owned by Wainwright Investment Counsel, LLC ("WIC").

The Company is engaged in business as a securities broker-dealer. Its primary service lines are agency and principal commissions, performance fees, and placement fees.

The Company engages other broker-dealers on a fully disclosed basis for the execution and clearance of all trades and the maintenance of customer accounts. The Company does not carry securities accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Trading income and commission income are recognized on a trade date basis. Performance fees and placement fees are recognized based on the terms of the underlying agreements and as such services are provided and collectability is reasonably assured. Receivables arising from commissions are generally collected within thirty days.

USE OF ESTIMATES

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

RECEIVABLES

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the current status of the individual receivables. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES (CONTINUED)

and a credit to receivables. No allowance for doubtful accounts was considered necessary as of December 31, 2015 and 2014

INCOME TAXES

The Company is classified as a partnership for income tax purposes. Therefore, federal and state taxes are not payable or provided by the Company. As a single member LLC, the Company's results are included in the tax return of its parent company, WIC. The members of WIC are individually liable for the taxes in their share if WIC's income.

The Company recognizes and measures its unrecognized tax positions by assessing the likelihood, based in their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax positions is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with unrecognized income taxes, if identified, are classified as addition income taxes in the Statement of Operations. The Company's policy is to analyze its tax positions for all open tax years. The Company has not identified any uncertain tax positions requiring accrual or disclosure at December 31, 2015 or 2014. The tax returns of WIC are subject to review and examination by federal and state taxing authorities for periods within the applicable statues of limitations, generally no longer than three years after the returns have been filed. There are currently no examinations in progress. The Company is no longer subject to federal or state tax examinations by taxing authorities of years before 2012.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available for issuance. All material subsequent events requiring adjustments to or disclosure in the financial statements are reflected therein.

NOTE 3 – RELATED PARTY TRANSACTIONS

Certain administrative business functions are provided by WIC for the Company pursuant to an Administrative Expense-Sharing Agreement ("the Agreement"). Pursuant to the Agreement, the Company pays WIC for the actual compensation calculated and paid to registered representatives. Additionally, WIC provides other administrative services

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

including: finance, compliance, client servicing, maintenance of books and records, trade processing, licensing, and other operational and administrative duties. The Company pays WIC an Expense-Sharing Service Fee equal to the allocated amount of WIC's operating expenses associated with the administrative services. The allocation is based on the ratio of time spent on Company related matters to the total time spent by WIC. Expenses for registered representative compensation for the year ended December 31, 2015 amounted to $57,960. Administrative service expenses for the year ended December 31, 2015 amounted to $116,196.

For the year ended December 31, 2014, expenses for the compensation of registered representatives and administrative service expenses amounted to $64,694 and $113,740, respectively.

The Company entered into a Private Placement Agreement on January 2, 2014 with WIC, the administrative manager of Wainwright Renaissance Fund 1 L.P. ("Wainwright Renaissance") and Wainwright Capital Partners, LLC a wholly owned subsidiary of WIC and General Partner to Wainwright Renaissance. Wainwright Renaissance is a pooled investment vehicle that is not registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), in reliance upon section 3(c)(7) of the 1940 Act. Under this agreement, the Company acts as a Placement Agent to Wainwright Renaissance. As Placement Agent, the Company is authorized to offer and sell Interests via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 25% of the Management Fee within 30 business days following the receipt of payment to WIC of the Management Fee related to approved investors. For the years ended December 31, 2015 and December 31, 2014, the Placement Fee Income from Wainwright Renaissance amounted to $15,756 and $15,299, respectively.

The Company entered into a Private Placement Agreement of January 2, 2014 with Dreadnought GP, LLC ("Dreadnought GP") General Partner to Wainwright Dreadnought Master Fund L.P. ("Master Fund"), a Cayman Islands Limited Partnership and Wainwright Dreadnought Fund L.P. ("Domestic Feeder Fund"), a Delaware Limited Partnership, and with Dreadnought Management, LLC ("Dreadnought Management") the Manager to the Master Fund, Domestic Feeder Fund, and Wainwright Dreadnought Fund Ltd. ("Off-Shore Feeder Fund") a Cayman Islands exempted company.

The Domestic Feeder Fund and Off-Shore Feeder Fund are feeder funds to the Master Fund (collectively "the Dreadnought Funds"). The Dreadnought Funds are pooled investment vehicles that are not registered under the Investment Company Act of 1940 in reliance upon Section 3(c)(1) of the 1940 Act.

NOTE 3 – RELATED PARTY TRANSACTIONS (CONTINUED)

Under the Agreement, the Company acts as Placement Agent to the Dreadnought Feeder Funds and is authorized to offer and sell Interests and Shares via private placements conducted in accordance with the requirements of the Securities Act of 1933. Under the Agreement, the Company shall receive 20% of the Management Fee no later than 30 business days following the receipt of payment by Dreadnought Management of the Management Fee related to approved investors. The Company shall receive 10% of the Incentive Allocation not later than 30 business days following receipt of Dreadnought GP's allocation related to approved investors. For the years ended December 31, 2015 and December 31, 2014, the Placement Fee Income from the Dreadnought Feeder Funds amounted to $2,886 and $12,482, respectively.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015 and December 31, 2014, the Company had net capital of $74,945 and $46,093, respectively, which were $69,945 and $41,093 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 and December 31, 2014 were 0.29 to 1 and 0.56 to 1, respectively.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include other broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's practice to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2015 and 2014, 100% of the Company's gross commission revenue trades were executed by Pershing, LLC.

NOTE 5 – CONCENTRATION OF CREDIT RISK (CONTINUED)

For the years ended December 31, 2015 and 2014, 100% of the Company's performance fee revenue was derived from two investment partnerships. 100% of total accounts receivable was owed by one of these customers.

The Company maintains cash deposits with a financial institution, the balances of which from time to time may exceed the amount insured by the Federal Deposit Insurance Corporation.

WFS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Schedule I:

	2015	2014
Net Capital		
Total member's equity	$ 109,308	$ 70,081
Deductions and/or charges:		
Non-allowable assets:		
Receivables from non-customers	(26,896)	(14,942)
Prepaid expenses	(7,467)	(9,046)
Total non-allowable assets	$ (34,363)	$ (23,988)
Total Net Capital	$ 74,945	$ 46,093
Aggregate Indebtedness		
Items included in the statemet of financial condition:		
Accounts payable and accrued expenses	$ 14,068	$ 13,574
Due to member for administrative services	7,316	12,022
Total Aggregate Indebtedness	$ 21,384	$ 25,596
Computation of Basic Net Capital Requirements		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 1,426	$ 1,706
Minimum dollar net capital requirement of reporting broker/dealer	$ 5,000	$ 5,000
Net capital requirement (greater of minimum net capital requirement of reporting broker/dealer or minimum net capital required)	$ 5,000	$ 5,000
Excess net capital	$ 69,945	$ 41,093
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 68,945	$ 40,093
Percentage of aggregate indebtedness to net capital	29%	56%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015 and 2014.

See report of independent registered public accounting firm

WFS, LLC

COMPUTATION OF RESERVE REQUIREMRNTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Schedule II:

The Company is exempt from the reserve requirements pursuant to rule 15c3-3 under paragraph (k)(2)(ii).

WFS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15C3-3

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

Schedule III:

Information relating to possession or control requirements is not applicable to WFS, LLC as the Company qualifies for exemption under rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the *Assertions Regarding Exemption Provisions*, in which (1) WFS, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WFS, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) WFS, LLC stated that WFS, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WFS, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WFS, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, MA
February 26, 2016

Assertions Regarding Exemption Provisions

We, as members of management of WFS, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA).

Identified Exemption Provision:

The Company claims exemption form the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period of January 1, 2015 through December 31, 2015.

WFS, LLC

By: 

Paul G. Martins, Chief Financial Officer

(Name and Title)



(Date)

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1 Name of Member address. Designated Examining Authority 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

5*5*******35********************ALL FOR AADC 021
053565 FINRA DEC
WFS LLC
ATTN FINANCE DEPARTMENT
1 BOSTON PL STE 4100
BOSTON MA 02108-4494

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 416.52

B. Less payment made with SIPC-6 filed (exclude interest) (184.61)

07/23/2015
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 231.91

E Interest computed on late payment (see instruction E) for___ _days at 20% per annum 0

F Total assessment balance and interest due (or overpayment carried forward) $ 231.91

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 231.91

H. Overpayment carried forward $(0)

3 Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



WFS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 18 day of FEBRUARY 20 16

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions

AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9. Code 4030)	$ 171,077
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	4,382
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 87	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960)	$ 0	
Enter the greater of line (i) or (ii)		87
Total deductions		4,469
2d. SIPC Net Operating Revenues		$ 166,608
2e General Assessment @ .0025		$ 416.52

(to page 1 line 2.A.)

WFS, LLC

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2015 AND 2014